Filed by Silicon Valley Acquisition Corp.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Silicon Valley Acquisition Corp.

(Commission File No. 001-43030)

Set forth below is a social media post that Mr. Daniel Nash, director and CEO of Silicon

Valley Acquisition Corp., uploaded to LinkedIn on September 18, 2026 in connection with the proposed Business Combination:

Dan Nash · Following

Founder, Investment Banker, SPAC Sponsor, Investor

2h ·

Big step forward for EigenQ and Silicon Valley Acquisition Corp. (Nasdaq: SVAQ) today.
EigenQ announced a financing with an institutional investor: approximately $45 million in the form of a convertible note at $12, with approximately $22.5 million funded up front.

In today's SPAC market, financing is the strongest validation of a story, and a fully funded business ahead of de-SPAC close is a key differentiator for a company like EigenQ.

EigenQ is solving one of the most urgent problems in technology. Quantum computing will break the encryption that protects the world's digital infrastructure, and governments and enterprises are already being mandated to prepare. EigenQ is shipping deployable, market-ready solutions today, combining post-quantum cryptography, quantum-derived entropy, and hardware-rooted trust, and working alongside a global ecosystem of OEMs and technology partners to get them into the field.

The company has products in the market today and is positioned to grow and be a leader in a massive market. It sits at the intersection of three trends in Quantum Tech, Cyber Security, and DataCenters AI. I could not be more excited to be working with the team José Rosas-Bustos, Jesse Van Griensven, Christina Thé, Rika Nakazawa Natan Aronshtam and the entire EigenQ team as we drive toward closing the de-SPAC.
https://lnkd.in/gmBAMAAk

|EigenQ>

EigenQ and Silicon Valley Acquisition Corp. Announce Approximately $45M Committed ...

prnewswire.com

22 · 1 · 4

Important Information About the Proposed Transaction and Where to Find It

The proposed business combination (the “Business Combination”) by and between Silicon Valley Acqusition Corp. (“SVAQ”) and EigenQ Inc. (“EigenQ”) will be submitted to the shareholders of SVAQ for their consideration. A registration statement on Form S-4 (as may be amended, the "Registration Statement") is expected to be filed with the SEC, which will include preliminary and definitive proxy statements to be distributed to SVAQ's shareholders in connection with SVAQ's solicitation for proxies for the vote by SVAQ's shareholders in connection with the proposed Business Combination and other matters as described in the Registration Statement, as well as a prospectus relating to the securities to be issued in connection with the completion of the proposed Business Combination. After the Registration Statement has been filed and declared effective by the SEC, SVAQ will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed Business Combination.

SVAQ's shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus in connection with SVAQ's solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve, among other things, the proposed Business Combination, because these documents will contain important information about SVAQ, EigenQ and the proposed Business Combination. This communication does not contain all the information that should be considered concerning the Business Combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. SVAQ and EigenQ may also file other documents with the Securities and Exchange Commission (the "SEC") regarding the Business Combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC regarding the proposed Business Combination and other documents filed with the SEC by SVAQ, without charge, at the SEC's website located at www.sec.gov or by directing a request to Silicon Valley Acquisition Corp., 228 Hamilton Avenue, 3rd Floor, Palo Alto, CA 94301.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY, NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE PROPOSED TRANSACTION PURSUANT TO WHICH ANY SECURITIES ARE TO BE OFFERED OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto. All statements contained in this communication other than statements of historical fact, including, without limitation, statements regarding the Proposed Transactions between SVAQ and EigenQ; the anticipated benefits and timing of the Proposed Transactions; expected trading of the combined company's securities on Nasdaq; the combined company's future financial performance; the ability of the combined company to execute its business strategy, its market opportunity and positioning; and other statements regarding management's intentions, beliefs, or expectations with respect to the combined company's future performance, are forward-looking statements. Forward-looking statements may be identified by the use of words such as "estimate," "plan," "project," "forecast," "intend," "will," "expect," "anticipate," "believe," "seek," "target" or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of EigenQ's and SVAQ's management and are not predictions of actual performance.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of EigenQ and SVAQ. These forward-looking statements are subject to a number of risks and uncertainties, including (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed Business Combination; (2) the outcome of any legal proceedings that may be instituted against EigenQ or SVAQ, the combined company or others following the announcement of the proposed Business Combination; (3) the inability to complete the proposed Business Combination due to the failure to obtain approval of the shareholders of EigenQ or SVAQ or to satisfy other conditions to closing; (4) changes to the proposed structure of the proposed Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed Business Combination; (5) the ability to meet stock exchange listing standards following the consummation of the proposed Business Combination; (6) the risk that the proposed Business Combination disrupts current plans and operations of EigenQ as a result of the announcement and consummation of the proposed Business Combination; (7) EigenQ's ability to scale and grow its business, and the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; (8) risks that the Business Combination disrupts current plans and operations of EigenQ; (9) the ability to implement business plans, forecasts, identify and realize additional opportunities, and other expectations; (10) political, social or economic instability in the emerging markets, including the Middle East, and other countries in which EigenQ, the post-combination company, relevant OEMs and other channel participants and customers of some or all of the foregoing operate or plan to operate; (11) risks relating to product development and commercialization timing, OEM integration, customer adoption and strategic partnerships; (12) EigenQ's ability to maintain and recognize benefits from its existing strategic relationships; (13) costs related to the proposed Business Combination; (14) changes in applicable laws or regulations; (15) changes in government mandates, requirements and standards as they relate to quantum security and infrastructure; (16) EigenQ's estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; (17) any downturn or volatility in economic conditions; (18) changes in the competitive environment affecting EigenQ or its customers, including EigenQ's inability to introduce new products or technologies; (19) the impact of pricing pressure and erosion; (20) supply chain risks; (21) risks to EigenQ's ability to protect its intellectual property and avoid infringement by others, or claims of infringement against EigenQ; (22) the possibility that EigenQ or SVAQ may be adversely affected by other economic, business and/or competitive factors; (23) EigenQ's estimates of its financial performance; (24) risks related to the fact that SVAQ is incorporated in the Cayman Islands and governed by Cayman Islands law; (25) and those factors discussed in SVAQ's Annual Report on Form 10-K filed with the SEC on March 31, 2026, under the heading "Risk Factors," and subsequent Quarterly Reports on Form 10-Q, the Registration Statement and proxy statement/prospectus, or other documents that will be filed with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither EigenQ nor SVAQ presently knows or that EigenQ and SVAQ currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect EigenQ's and SVAQ's expectations, plans or forecasts of future events and views as of the date of this communication. EigenQ and SVAQ anticipate that subsequent events and developments will cause EigenQ's and SVAQ's assessments to change. However, while EigenQ and SVAQ may elect to update these forward-looking statements at some point in the future, EigenQ and SVAQ specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing EigenQ's and SVAQ's assessments as of any date after the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This communication does not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed Business Combination. This communication also does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended (the "Securities Act"), or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Participants in Solicitation

SVAQ, EigenQ and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from SVAQ's shareholders in connection with the proposed Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of SVAQ's shareholders in connection with the proposed Business Combination will be set forth in SVAQ's proxy statement/prospectus when it is filed with the SEC. You can find more information about SVAQ's directors and executive officers in SVAQ's Annual Report on Form 10-K filed with the SEC on March 31, 2026. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

3